UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contacts:

Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: +1.604.451.2700
Email: IR@creo.com

Rochelle van Halm
Media Relations
Tel: +1.604.451.2700
Email: rochelle_van_halm@creoscitex.com

www.creo.com

FOR IMMEDIATE RELEASE

Creo and Artwork Systems Settle Litigation

Vancouver, BC, CANADA (January 7, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') announces that an out-of-court settlement concerning a patent dispute in the United States District Court for the District of Delaware over software technology has been reached with Artwork Systems Group N.V. These patents are directed towards various methods of automatic trapping, the software technology used to reduce or eliminate misalignment between colors in multi-color printing.

With this settlement, the parties mutually agreed to dismiss their claims and counterclaims. Creo further agreed to extend the license originally granted to Artwork Systems in 1997 to cover the additional trapping software now sold by Artwork Systems. As such, the Creo trapping patents remain valid and enforceable, and non-exclusive licenses are available.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: January 8, 2002

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary